U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of NOVEMBER 2002

                        COMMISSION FILE NUMBER: 000-20466

                            CADE STRUKTUR CORPORATION
             (Exact Name of Registrant as specified in its charter)

            Suite 300 - 204 Black Street, Whitehorse, Yukon Y1A 2M9
                        (Address of Registrant's office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    [X]     Form 20-F          [ ]  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                 ------

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                 ------

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes             No    X
                               -------        -------

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-
                                       ---------------------


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                             MATERIAL CHANGE REPORT

                               Filed pursuant to:

                  s.85 of the Securities Act (British Columbia)
                      s.146 of the Securities Act (Alberta)
                      s.75 of the Securities Act (Ontario)
                       s.73 of the Securities Act (Qu bec)
                    s.81 of the Securities Act (Nova Scotia)

1.  REPORTING  ISSUER:

    Cade  Struktur  Corporation
    Suite  300,  204  Black  Street
    Whitehorse,  Yukon  Territory
    Y1A  2M9

2.  DATE  OF  MATERIAL  CHANGES:

    The material changes described in this report occurred on November 22, 2002.

3.  PRESS  RELEASE:

    On November 22, 2002, Cade Struktur Corporation (the "Corporation") issued a news release through the facilities of Stockwatch and Marketnews relating to the material changes. A copy of the news release is attached hereto as Schedule A.

4.  SUMMARY  OF  MATERIAL  CHANGE:

    The Corporation completed the consolidation and subdivision of its issued Common shares effective November 18, 2002. The common shares of the Corporation began trading under their new symbol effective November 22, 2002.

5.  FULL  DESCRIPTION  OF  MATERIAL  CHANGE:

    Please see a  copy of the news release which is attached hereto  as Schedule
    A.

6.  RELIANCE  ON  CONFIDENTIAL  FILING  PROVISIONS:

    Not  applicable.

7.  OMITTED  INFORMATION:

    Not  applicable.


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                                        2


8.  SENIOR  OFFICERS:

    The following senior officer of the Corporation is knowledgeable about the material change and may be contacted by any of the securities commissions respecting the change:

    GREG  ELDERKIN
    Secretary,  Cade  Struktur  Corporation
    Telephone:  (604)  683-5767

9.  STATEMENT  OF  SENIOR  OFFICER:

    The foregoing accurately discloses the material change referred to herein.

Dated  at  Renton,  Washington,  this  22nd  day  of  November,  2002.

                                               CADE  STRUKTUR  CORPORATION

                                                 /s/  Greg  Elderkin
                                               ------------------------------
                                               Greg  Elderkin
                                               Secretary

                                   SCHEDULE A


For  Further  Information  Contact:

CADE  STRUKTUR  CORPORATION                                 Rene  Randall
400  Burrard  Street,  Suite  1620                          (604)  683-8286
Vancouver,  British  Columbia  V6C  3A6
Canada

FOR  IMMEDIATE  RELEASE:


                CADE STRUKTUR CORPORATION ANNOUNCES COMPLETION OF
                 CONSOLIDATION AND SUBDIVISION OF COMMON SHARES

Vancouver, British Columbia, (November 22, 2002) - Cade Struktur Corporation (the "Corporation") is pleased to announce that it has completed the consolidation and subsequent subdivision of the issued common shares of the Corporation (the "Old Shares") effective November 18, 2002. The Old Shares have been consolidated on the basis of every 500 Old Shares being consolidated into one common share of the Corporation (the "Consolidated Shares"). The
Consolidated Shares were subsequently subdivided on the basis that one Consolidated Share has become 500 common shares of the Corporation (the "New Shares"). Fractional shares resulting from the consolidation of common shares held by holders of fewer than 500 Old Shares will be aggregated and sold, with the proceeds therefrom distributed to the holders of such fractional shares on a pro rata basis.

The New Shares began trading on the National Quotation Bureau "pink sheets" under their new symbol "CADKF" effective November 22, 2002.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant       CADE  STRUKTUR  CORPORATION
                 ---------------------------


By               /s/  Jimmy  S.H.  Lee
                 ---------------------------
                 JIMMY  S.H.  LEE
                 DIRECTOR


Date             November  29,  2002
                 ---------------------------